File No. 812- 14299

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

ADVISORS SERIES TRUST

And

VIVALDI ASSET MANAGEMENT, LLC

615 East Michigan Street
Milwaukee, WI  53202

APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

August 8 ,  2014

Please direct all communications regarding this Application to:	Copy to:

Domenick Pugliese, Esq. Paul Hastings, LLP 75 East 55th Street New York, NY 10022 Telephone: (212) 318-6295 Fax: (212) 230-5195	Douglas G. Hess, President Jeanine M. Bajczyk, Esq., Secretary Advisors Series Trust 615 East Michigan Street Milwaukee, WI 53202 Telephone: (414) 765-6609 Fax: (866) 234-6576	Chad S. Eisenberg Vivaldi Asset Management, LLC 1622 Willow Road – Suite 101 Northfield, IL 60093 Telephone: (847) 386-2900 Fax: (847) 386-2910

This document (including exhibits) contains 38 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of ADVISORS SERIES TRUST 615 East Michigan Street Milwaukee, WI 53202 and VIVALDI ASSET MANAGEMENT, LLC 1622 Willow Road – Suite 101 Northfield, IL 60093 File No. 812- 14299
APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTION 15(a) OF
THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

Advisors Series Trust (the “Trust”) and Vivaldi Asset Management, LLC (the “Advisor”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Advisor, subject to the approval of the board of trustees of the Trust (the “Board”)1, including a majority of those who are not “interested persons” of the Trust, the Funds, as defined below, or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisors (each, a “Sub-Advisor”) to manage all or a portion of the assets of the Funds pursuant to an investment sub-advisory agreement with a Sub-Advisor (“Sub-Advisory Agreement”); and (ii) materially amend an existing Sub-Advisory Agreement.  Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

1	The board of trustees of any future Fund is included in the term “Board.”

Applicants request that the exemptive relief sought hereby apply to the Applicants as well as any existing or future series of the Trust or any other registered open-end management company that (i) is advised by the Advisor or its successor or by any person controlling, controlled by or under common control with the Advisor or its successor (each, also an “Advisor”),2 (ii) uses the manager of managers structure described in this Application (the “Manager of Managers Structure”), and (iii) complies with the terms and conditions of the requested order (any such series, each a “Fund” and collectively, the “Funds”).  If the name of any Fund contains the name of a Sub-Advisor, that name will be preceded by the name of the Advisor.  The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and the series that currently intend to rely on the requested order as a Fund are the Orinda SkyView Multi-Manager Hedged Equity Fund and the Orinda SkyView Macro Opportunities Fund (the “Funds”).  If the requested order is granted, and if shareholders approve the engagement of the Advisor as investment adviser to the Funds as further described herein, the Funds will change their respective names to the “Vivaldi Orinda Multi-Manager Hedged Equity Fund” and the “Vivaldi Orinda Macro Opportunities Fund.”

2	For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for each Fund the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of a Fund and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders.  Under the Manager of Managers Structure, the Advisor would identify and select Sub-Advisors, evaluate Sub-Advisors and allocate Fund assets to Sub-Advisors, and the Advisor would oversee the Sub-Advisors and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Sub-Advisors or materially amending Sub-Advisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Sub-Advisors or materially amending Sub-Advisory Agreements considered appropriate by the Advisor and the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisors.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I.     BACKGROUND

A.  The Trust and the Funds

The Trust is a Delaware statutory trust organized on October 3, 1996, and is registered with the Commission as an open-end management investment company.  The Trust is organized as a series trust and currently consists of 45 active series or funds, two of which will be advised by the Advisor.  Each of the Trust’s series has its own investment objectives, policies and restrictions.  A majority of the Trustees of the Trust are Independent Trustees, and the selection and nomination of new or additional Independent Trustees is at the discretion of the existing Independent Trustees.  The Applicants are not requesting relief for any series other than those advised by the Advisor.  Each Fund may offer shares with its own distinct investment objectives, policies and restrictions.  Each of the Funds may offer more than one class of shares, each of which may be subject to different expenses, pursuant to Rule 18f-3 under the 1940 Act.

The Funds are existing series of the Trust.  Pursuant to an order granted by the Commission, In the Matter of Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Act Release Nos. 30065 (May 21, 2012) (order) and 30043 (April 23, 2012) (notice) (“AST-Orinda Multi-Manager Order”), the Funds currently operate in a “Manager of Managers Structure.”  Orinda Asset Management, LLC (“Orinda”) is the current investment adviser to the Funds and SkyView Investment Advisors, LLC (“SkyView”) acts as lead sub-adviser to the Funds.  Each of the Funds also has engaged a number of other sub-advisers to manage particular portions of the Funds in accordance with, and pursuant to the terms and conditions of, the AST-Orinda Multi-Manager Order.

Orinda has indicated its intention to resign as investment adviser to the Funds.  Upon the resignation of Orinda, the sub-advisory agreement with SkyView, and with each of the other sub-advisers to the Funds, will terminate.  In addition, the relief granted to the Funds in the AST-Orinda Multi-Manager Order will become ineffective; as such relief is conditioned on the continued engagement of Orinda as investment adviser to the Funds.  At a Meeting of the Board of Trustees of the Trust held on March 19-20, 2014, the Board, including a majority of the Independent Trustees, determined to approve the engagement of the Advisor as investment adviser to the Funds, effective upon the resignation of Orinda.  The Advisor has determined not to accept the engagement as investment adviser, and Orinda has agreed not to resign as investment adviser, unless and until (i) shareholder approval to the engagement of the Advisor as investment adviser is obtained, and (ii) the relief requested herein is granted.

B.  Services and Compensation of the Advisor

The Advisor is a limited liability company organized under Delaware law and is an affiliate of Vivaldi Capital Management, LLC, a limited liability company organized under Illinois law.  Both the Advisor and Vivaldi Capital Management, LLC are owned by the same five principals.  The Advisor was founded in 2013 and is newly registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Advisor will provide investment management services to the Funds and will oversee the performance of the Sub-Advisors to be engaged for the Funds, which Sub-Advisors will be responsible for the day-to-day investment management of portions of the Funds.  The Advisor may also manage directly a portion of the Funds.  The first and only current Funds to be managed by the Advisor and sub-advised by Sub-Advisors are the Funds.

Each Fund will be required to obtain shareholder approval before relying on the order requested in the Application as required in condition 1 below.  At all times following shareholder approval of the Manager of Managers Structure, the prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application.  The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination and replacement.  The operation of the Funds in the manner described in this Application will be approved by the shareholders at the same special meeting that will be called to approve the engagement of the Advisor as investment adviser.  Before any other Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus that prominently discloses the operation of the Fund in the manner described in the Application, by the sole initial shareholder before offering the Fund’s shares to the public.

The Advisor will serve as investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”).3  Under the terms of the Advisory Agreement, the Advisor will provide the Funds with overall investment management services and, as it deems appropriate, will continuously review, supervise and administer each Fund’s investment program, subject to the supervision of, and policies established by, the Board.  For the investment management services it will provide to a Fund, the Advisor will receive the fee specified in the Advisory Agreement from that Fund, payable monthly at an annual rate based on the average daily net assets of that Fund.  The Advisory Agreement will permit the Advisor to delegate certain responsibilities to one or more Sub-Advisors, subject to the approval of the Board.  The Advisor currently intends to delegate certain day-to-day portfolio management responsibilities for all or a portion of the assets of each Fund to one or more Sub-Advisors, subject to the approval of the Board.

Subject to Board review, the Advisor will be responsible for engaging Sub-Advisors, monitoring and evaluating Sub-Advisor performance and overseeing Sub-Advisor compliance with the Funds’ investment objectives, policies and restrictions.  The Advisor will select, monitor and evaluate Sub-Advisors for the Funds based primarily upon research, quantitative and qualitative analysis of a Sub-Advisor’s skills and investment results in managing assets for specific asset classes, investment styles and/or strategies.  The Advisor will pay all of its expenses arising from the performance of its obligations under the Advisory Agreement, including all fees payable to any Sub-Advisor.  Payments will be made by the Advisor to a Sub-Advisor based on the average daily value of each Fund’s net assets allocated to the Sub-Advisor, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement, and accrued on a daily basis.

3	“Advisory Agreement” includes advisory agreements with an Advisor for the Funds and any future Funds.

The terms of each Advisory Agreement will comply with Section 15(a) of the 1940 Act.  Each Advisory Agreement was or will have been approved by a Fund’s shareholder(s) and its Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Board and the shareholders of the Funds.

The Advisor will supervise the overall investment programs of the Funds and advise and consult with the Board and each of the different Sub-Advisors.  Subject to the review and approval of the Board, it will be the Advisor’s responsibility to select the Sub-Advisors, to allocate Fund assets among them and to review their continued performance.

Subject to the supervision and direction of the Board, the Advisor, as deemed appropriate by the Advisor and in accordance with the terms of the Advisory Agreement, will provide the Funds with investment management evaluation services principally by performing initial due diligence on prospective Sub-Advisors for the Funds and thereafter monitoring Sub-Advisor performance.  In evaluating prospective Sub-Advisors, the Advisor will consider, among other facts, each Sub-Advisor’s: level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service and client communications.  The Advisor will communicate performance expectations and evaluations to the Sub-Advisors and ultimately recommend to the Board whether a Sub-Advisor’s Sub-Advisory Agreement should be entered into, renewed, modified or terminated.  The Advisor will negotiate and renegotiate the terms of Sub-Advisory Agreements, including the sub-advisory fees, with the Sub-Advisors and will make recommendations to the Board as needed.

The Advisor will also be responsible for conducting the operations of the Funds, except those operations contracted to the Trust’s other service providers, including but not limited to Sub-Advisors, the Funds’ distributor and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Funds.  Notwithstanding the foregoing, subject to Board review, the Advisor will be responsible for engaging Sub-Advisors, monitoring and evaluating Sub-Advisor performance and overseeing Sub-Advisor compliance with the Funds’ investment objectives, policies and restrictions.

C.  The Sub-Advisors and the Sub-Advisor Arrangements

The day-to-day portfolio investment management of each Fund will be provided by one or more Sub-Advisors.1  The Advisor has not yet identified any Sub-Advisors to manage the Funds.  The Advisor expects to present a slate of Sub-Advisors to the Trust’s Board after (i) shareholder approval to the engagement of the Advisor as investment adviser is obtained, and (ii) the Commission has issued a notice of its intention to grant the relief requested herein.  The Sub-Advisors to the Funds will therefore be engaged in reliance on, and under the terms and conditions of, any relief granted pursuant to this request.

Subject to the general supervision and direction of the Advisor and, ultimately, the Board, each Sub-Advisor for a Fund will: furnish continuously an investment program for each Fund (or portion thereof) it advises in accordance with such Fund’s stated investment objective and policies; make investment decisions for such Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of such Fund (or portion thereof for which it provides investment advice).  Each Sub-Advisor, and any future Sub-Advisor, will, if required (a) be registered with the Commission as an investment adviser under the Advisers Act, or not subject to registration and (b) will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice.  The Advisor evaluates, allocates assets to and oversees the Sub-Advisors and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

4	Under the terms of the Advisory Agreement, the Advisor will also have the authority to manage the assets of any Fund directly.

Each Sub-Advisor recommended by the Advisor will be selected and approved by the Board, including a majority of the Independent Trustees.  Each Sub-Advisor will perform its services pursuant to a written Sub-Advisory Agreement with the Advisor.  This process will be repeated each time a new Sub-Advisor is proposed for a Fund.  Shareholder approval normally will not be obtained if the relief requested herein is granted.  However, shareholder approval of a Sub-Advisory Agreement with a Sub-Advisor that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund, or the Advisor, other than by reason of serving as a Sub-Advisor to one or more of the Funds (“Affiliated Sub-Advisor”), will be obtained.  Moreover, if a Sub-Advisor change is proposed for a Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of that Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.  Currently, the Advisor intends to enter into Sub-Advisory Agreements only with non-affiliated Sub-Advisors.

As required by Sections 15(a) and (c) of the 1940 Act, each Sub-Advisory Agreement will:  (i) precisely describe all compensation paid to the Sub-Advisor thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act5 (iii) permit termination at any time, without the payment of any penalty, by the Advisor, by the Board or by shareholders of the affected Fund on not more than 60 days’ written notice to the Sub-Advisor; and (iv) terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Advisor will differ from those provided by the Sub-Advisors.  The Advisor will compensate the Sub-Advisors out of the advisory fee paid by the Funds to the Advisor under the Advisory Agreement.  The Sub-Advisors will be compensated by the Advisor for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portion of the Fund’s portfolio that the Sub-Advisor manages directly.

D.  The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of, and to make material changes in Sub-Advisory Agreements with, Sub-Advisors in connection with operating the Funds.  Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Advisor changes are made, when material changes in the Sub-Advisory Agreements are made or when new Sub-Advisory Agreements with existing Sub-Advisors are necessary or desired, except that approval by shareholders of the relevant Fund will not be sought or obtained.6  The Advisory Agreement between the Advisor and the Trust, with respect to each Fund, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

5
Applicants acknowledge that Sub-Advisory Agreements (and amendments) that are with Affiliated Sub-Advisors or which raise the aggregate advisory rate fees charged to the Fund, will remain subject to shareholder vote regardless of any exemptive relief granted.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(a)(3)(iv), 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Applicants believe that this relief should be granted for the following reasons:  (1) the Advisor will operate each Fund for which a Sub-Advisor serves as an investment adviser in a manner sufficiently different from that of conventional investment companies and disclosure of the fees that the Advisor pays to each Sub-Advisor would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds advised by Sub-Advisors to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Funds advised by Sub-Advisors.

If the requested relief is granted, each Sub-Advisory Agreement will precisely describe the compensation the Sub-Advisor will receive for providing services to the Funds and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Sub-Advisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act; (2) the Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the Advisor, the Board or by the shareholders of a Fund on not more than 60 days’ written notice to the Sub-Advisor; and (3) the Sub-Advisory Agreement will terminate automatically in the event of its assignment, as defined in Section 2(a)(4) of the 1940 Act.

6   The requested relief set forth in this Application will not extend to Affiliated Sub-Advisors.

II.     EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A. Shareholder Voting

1.  Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as “(A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .”  These provisions, taken together, require the shareholders of a Fund to approve a Sub-Advisory Agreement each and every time a new Sub-Advisor is retained to manage the assets of the Fund or a new or materially amended contract is entered into with an existing Sub-Advisor.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants state that the requested relief meets this standard for the reasons discussed below.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Advisor and the Trust, on behalf of any one or more of the Funds, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Advisor or entering into a new or materially amending a Sub-Advisory Agreement with an existing Sub-Advisor.

2.  Discussion in Support of the Application

Applicants seek an exemption to permit the Advisor to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants believe the relief should be granted because: (i) the Advisor will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.  Necessary or Appropriate in the Public Interest

The investment advisory arrangements of the Funds, which use Sub-Advisors, will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  In the case of the Funds, the Advisor will typically not, but reserves the right to, make the day-to-day investment decisions for the Funds.  Instead, the Advisor will establish an investment program for a Fund and will select, supervise and evaluate the Sub-Advisors who make the day-to-day investment decisions for the Funds.  This is a service that the Advisor believes will add value to the investments of each Fund’s shareholders because the Advisor will be able to select those Sub-Advisors best suited to manage a particular Fund in light of the Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Sub-Advisors with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional registered investment company advisory firms.  Both the portfolio managers and the Sub-Advisors are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to a Fund or the Trust.  Applicants believe that shareholders will look to the Advisor when they have questions or concerns about their Fund’s management or investment performance and will expect the Advisor and the Board to select the Sub-Advisor that is best suited to achieve each Fund’s investment objectives.  Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Advisor will compensate all Sub-Advisors out of the advisory fees that the Advisor will receive from the Funds.  There is no compelling policy reason why shareholders should be required to approve relationships between the Sub-Advisors and a Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Advisor is proposed for retention by the Trust on behalf of one or more of the Funds, shareholders would be required to approve the new Sub-Advisory Agreement with that Sub-Advisor.  Similarly, if an existing Sub-Advisory Agreement is to be amended in any material respect, the shareholders of the affected Fund would have to approve the change.  Moreover, it would be illegal for a Fund to retain a Sub-Advisor whose Sub-Advisory Agreement had been “assigned” as a result of a change of control of the Sub-Advisor unless shareholder approval has been obtained.  In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, prepare and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund, a process that often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow and, in the case of a poorly performing Sub-Advisor or one whose management team has left, potentially harmful to a Fund and its shareholders.

Applicants believe that permitting the Advisor to perform those duties for which the shareholders of the Funds will pay the Advisor – i.e., the selection, supervision and evaluation of Sub-Advisors – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Sub-Advisors when the Board and the Advisor feel that a change would benefit a Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Advisor who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change in control – events which are beyond the control of the Advisor, the Trust and a Fund – the affected Fund may be forced to operate without a Sub-Advisor or with less than the optimum number of Sub-Advisors.  The sudden loss of a Sub-Advisor could be highly disruptive to the operations of a Fund.

b.  Consistent with the Protection of Investors

Primary responsibility for managing a Fund will be vested in the Advisor, subject to the oversight of the Board.  The Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Advisor will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Sub-Advisors in the Advisor (subject to the approval of the Board) in light of the management structure of the Funds, as well as the shareholders’ expectation that the Advisor will be in possession of information necessary to select the most able Sub-Advisors.  The Advisor believes that investors choose the Funds in part because of the added value to the Funds from the Advisor who has the requisite experience to evaluate, select and supervise the Sub-Advisors with particular expertise in the relevant strategies/market sectors.

In evaluating the services that a Sub-Advisor will provide to a Fund, the Advisor will consider certain information, including, but not limited to, the following:

(1)   the advisory services to be provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

(2)   a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3)   reports setting forth the financial condition and stability of the Sub-Advisor; and

(4)   reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor typically will (i) review the Sub-Advisor’s current Form ADV, (ii) conduct a due diligence review of the Sub-Advisor, and (iii) conduct an interview of the Sub-Advisor.

In addition, the Advisor and the Board will consider the reasonableness of each Sub-Advisor’s compensation with respect to each Fund for which the Sub-Advisor provides portfolio management services.  Although only the Advisor’s fee is payable directly by the Funds, and each Sub-Advisor’s fee is payable by the Advisor, the fees of all Sub-Advisors directly bear on the amount and reasonableness of the Advisor’s fee payable by each Fund.  Accordingly, the Advisor and the Board will analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Advisor and the Board will consider certain information, including, but not limited to, the following:

(1)           a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)           comparisons of the proposed fees to be paid by a Fund with fees charged by the Sub-Advisor for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)           data with respect to the projected expense ratios of a Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the Funds will continue to receive adequate information about the Sub-Advisors.  The prospectus and statement of additional information (“SAI”) of a Fund will include all information required by Form N-1A concerning the Sub-Advisors for a Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application).  If a new Sub-Advisor is retained or a Sub-Advisory Agreement is materially amended, the applicable Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act.  If a new Sub-Advisor is retained in reliance on the requested order, the applicable Fund will inform its shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Advisor is hired for a Fund, the Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and a Multi-manager Information Statement6; and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice or Multi-manager Notice and Multi-manager Information Statement, as applicable, is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

7
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.  A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (defined below).  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.  Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the registered investment company’s investment objective, policies and restrictions, are the features that distinguish one registered investment company from another.  The framers of the 1940 Act believed that if a registered investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the succesor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreements and sub-advisory agreements with Affiliated Sub-Advisors will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The prospectus for a Fund discloses that the Advisor is the primary provider of investment advisory services to the Fund.  If the requested relief is granted, the prospectus for a Fund with one or more Sub-Advisors will disclose that the Advisor may hire or change Sub-Advisors for a Fund as appropriate, and that the Advisor has the ultimate responsibility to oversee Sub-Advisors and recommend to the Board their hiring, termination and replacement.  In a traditionally structured registered investment company, no shareholder approval is required for the investment advisor to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the registered investment company are relying on the investment advisor for the registered investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Advisor by the Advisor and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Multi-manager Information Statement.

B.  Disclosure of Sub-Advisors’ Fees

1.  Applicable Law

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its registration statement the method of calculating the advisory fee payable by a registered investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require a Fund to disclose the fees the Advisor pays to each Sub-Advisor.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Fund to disclose the fees the Advisor pays to each Sub-Advisor in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Sub-Advisors.  All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisor, and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.

2.  Discussion in Support of the Application

The Applicants seek an exemption to permit each Fund to provide the Aggregate Fee Disclosure rather than disclose the fees that the Advisor pays to each Sub-Advisor under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Advisor will operate each Fund using one or more Sub-Advisors in a manner different from that of conventional investment companies such that disclosure of the fees the Advisor pays to each Sub-Advisor would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Advisor will operate the Funds using one or more Sub-Advisors in a manner substantially different from that of conventional investment companies.  By investing in such a Fund, shareholders will hire the Advisor to manage the Fund’s assets in conjunction with using its investment Sub-Advisor selection and monitoring process.  The Advisor, under the overall supervision of the Board, will take ultimate responsibility for overseeing Sub-Advisors and recommending their hiring, termination and replacement.  In return for its services, the Advisor will receive an advisory fee from each Fund out of which it will compensate all Sub-Advisors.  Disclosure of the fees the Advisor pays to each Sub-Advisor does not serve any meaningful purpose since investors will pay the Advisor to retain and compensate the Sub-Advisors.  Indeed, disclosure of individual Sub-Advisor fees would be the functional equivalent of requiring single Advisor investment companies to disclose the salaries of individual portfolio managers employed by that advisor.7

The requested relief will benefit shareholders of the Funds because it will improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Sub-Advisors to negotiate lower advisory fees with the Advisor if the lower fees are not required to be made public.

8
The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)).  Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.”  Applicants state that with respect to a Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Advisor or a Sub-Advisor.  In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to a Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Advisor.

A Fund’s prospectus will disclose the advisory fee paid to the Advisor from a Fund’s assets, out of which the Advisor will compensate the Sub-Advisor(s), if any, of the Fund.  The SAI will provide the Aggregate Fee Disclosure.  Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere.  The fee payable to the Advisor by a Fund will not be increased without the approval of the shareholders of the Fund.

For the reasons stated above, the granting of the Applicants’ request for relief for Aggregate Fee Disclosure is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C. Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to several other fund complexes based on conditions substantially identical to those proposed herein.  See, e.g., Bridge Builder Trust and Olive Street Investment Advisers, LLC, Investment Company Act Release Nos. 30641 (August 6, 2013) (order) and 30592 (July 9, 2013) (notice) (“Bridge Builder”); Arden Investment Series Trust and Arden Asset Management LLC, Investment Company Act Release Nos. 30283 (November 28, 2012) (order) and 30255 (November 2, 2012) (notice) (“Arden”); Trust for Professional Managers and Collins Capital Investments, LLC, Investment Company Act Release Nos. 30263 (November 14, 2012) (order) and 30235 (notice) (“Collins Capital”); Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Act Release Nos. 30065 (May 21, 2012) (order) and 30043 (April 23, 2012) (notice) (“AST-Orinda”); Sterling Capital Funds and Sterling Capital Management, LLC, Investment Company Act Release Nos. 29738 (July 26, 2011) (order) and 29713 (July 1, 2011) (notice) (“Sterling”); Simple Alternatives, LLC and The RBB Fund, Inc (“Simple Alternatives”), Investment Company Act Release Nos. 29629 (April 19, 2011) (order) and 29616 (March 24, 2011) (notice); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29488 (October 26, 2010) (order) and 29445 (September 27, 2010) (notice) (“Highland”); American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos. 29483 (October 25, 2010) (order) and 29444 (September 27, 2010) (notice) (“American Fidelity”); and Advisors Series Trust and FundQuest Incorporated, Investment Company Act Release Nos. 28201 (March 25, 2008) (order) and 28175 (February 27, 2008) (notice) (“AST-FundQuest”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in AST-Orinda, AST-FundQuest, Bridge Builder, Arden, Collins Capital, Sterling, Simple Alternatives, Highland and American Fidelity.

III.     CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.  Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.  The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in the Application.  The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.  The Funds will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of that new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

4.  The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.  At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.  When a Sub-Advisor change is proposed for a Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

7.  Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.  Each Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

9.  Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.    The Advisor will provide general management services to a Fund, including overall supervisory responsibility for the general management and investment of a Fund’s assets and, subject to review and approval of the Board, will (i) set a Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisors to manage all or part of a Fund’s assets; (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Sub-Advisors; (iv) monitor and evaluate the performance of Sub-Advisors; and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with a Fund’s investment objective, policies and restrictions.

11.  No trustee or officer of the Trust or of a Fund, or director, manager or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

12.    Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.    Any new Sub-Advisory Agreement or any amendment to an existing Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by a Fund will be submitted to the Fund’s shareholders for approval.

14.    In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

IV.     CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V.     PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 615 East Michigan Street, Milwaukee, WI 53202.  Applicants further state that all communications or questions should be directed to Domenick Pugliese, Esq., Paul Hastings LLP, 75 East 55th Street, New York, NY 10022, (212) 318-6295, with a copy to Douglas G. Hess, President, Advisors Series Trust, 615 East Michigan Street, Milwaukee, WI 53202, (414) 765-6609 and Chad Eisenberg, Vivaldi Asset Management, LLC, 1622 Willow Road – Suite 101, Northfield, IL 60093, (847) 386-2900.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s organizational documents, responsibility for the management of the affairs and business of the Trust is currently vested in its Board, that by resolution duly adopted and attached to the Application as Exhibit A-1, the Board of Trustees has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Advisor is fully authorized under the Advisor’s organizational documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

[Continues on following page.]

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

ADVISORS SERIES TRUST

By:       /s/ Douglas G. Hess

Name:  Douglas G. Hess

Title:    President

VIVALDI ASSET MANAGEMENT, LLC

By:       /s/ Chad S. Eisenberg

Name:  Chad S. Eisenberg

Title:    Chief Operating Officer

August 8 , 2014

EXHIBIT INDEX

Sequential
Page Number

A-1	Authorizing Resolutions of Advisors Series Trust	A-1

B-1	Verification of Advisors Series Trust Pursuant to Rule 0-2(d)	B-1

B-2	Verification of Vivaldi Asset Management, LLC Pursuant to Rule 0-2(d)	B-2

-i-

EXHIBIT A-1
ADVISORS SERIES TRUST
AUTHORIZATION TO FILE EXEMPTIVE ORDER
APPLICATION RELATING TO FUNDS

Proposed Resolution

WHEREAS, the Board of Trustees of Advisors Series Trust (the “Trust”), including the independent members of the board (collectively, the “Board”), deems it to be in the best interests of the Trust to permit Vivaldi Asset Management, LLC (the “Advisor”), subject to certain conditions required by the U.S. Securities and Exchange Commission (“Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into and materially amend, for any series of the Trust managed by the Advisor now or hereafter existing that uses or may use the structure described in the Application (each, a “Fund”), investment sub-advisory agreements (“Sub-advisory Agreements”) with various sub-advisors that are not affiliated persons of the Trust or the Advisor other than by reason of serving as a sub-advisor to a Fund (“Sub-advisors”), which Sub-advisory Agreements shall be subject to review and approval by the Board, but not the shareholders of the affected Fund; and

WHEREAS, the Board deems it to be in the best interests of the Trust to permit a Fund to disclose to shareholders only the aggregate fees paid to Sub-advisors of the Fund; and

WHEREAS, the Board believes that by entering into such Sub-advisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Sub-advisors, the Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS, the Board has determined it appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Section 15(a) of the 1940 Act and Rule 18f 2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder.

A-1

EXHIBIT B-1

ADVISORS SERIES TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated August 8 , 2014, for and on behalf of Advisors Series Trust; that he is President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:       /s/ Douglas G. Hess

Name:  Douglas G. Hess

Title:    President

B-1

EXHIBIT B-2

VIVALDI ASSET MANAGEMENT, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states he has duly executed the attached Application dated August 8 , 2014, for and on behalf of Vivaldi Asset Management, LLC; that he is an Officer of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:       /s/ Chad S. Eisenberg

Name:  Chad S. Eisenberg

Title:    Chief Operating Officer

B-2